Exhibit 99.1

WESHOP HOLDINGS LIMITED

(Incorporated and registered in the British Virgin Islands with registered BVI Company Number 2046056)

Notice of Annual General Meeting 2026

September 25, 2026

Dear Shareholder:

You are cordially invited to attend our 2026 Annual General Meeting of Shareholders of WeShop Holdings Limited (“WeShop”, the “Company”, “we”, “us”, or “our”), which will be held on October 16, 2026, at 11:00 a.m. British Summer Time (BST, UTC+1) at JTC House, 28 Esplanade, St Helier, Jersey, JE4 2QP (the “2026 Annual General Meeting”).

If you own our Class A ordinary shares at 9.00 p.m. (BST) on September 25, 2026, you are entitled to vote on the matters which are listed in the enclosed Notice of 2026 Annual General Meeting of Shareholders (the “Notice”).

The Board of Directors of the Company (the “Board”) recommends a vote “FOR” each of the proposals listed as Items 1 and 2 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2026 Annual General Meeting, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of Class A ordinary shares you own or whether or not you plan to attend the 2026 Annual General Meeting. Accordingly, whether or not you plan to attend the 2026 Annual General Meeting, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2026 Annual General Meeting.

We are proud that you have chosen to invest in WeShop. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at the 2026 Annual General Meeting.

Sincerely,

John Foley

Chairman of the Board

WESHOP HOLDINGS LIMITED

(BVI COMPANY NUMBER 2046056)

(the “Company”)

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting (the “Meeting”) of the shareholders of WeShop Holdings Limited (the “Company”) will be held at 11:00 a.m. (British Summer Time) on October 16, 2026 at JTC House, 28 Esplanade, St Helier, Jersey, JE4 2QP. We have opted to hold the meeting in a physical format only; there will be no virtual attendance facilities offered for the Meeting.

The Meeting is being held for the following purposes:

AGENDA

1.	To consider and if thought appropriate re-elect Oana Crisan, Andrew Fearon and Oliver Egerton-Vernon as Class I Directors of the Company, in each case to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2029).

2.	To re-appoint WithumSmith+Brown PC as our independent registered public accounting firm to hold office from the conclusion of the 2026 Annual General Meeting until the conclusion of the next annual general meeting of the Company.

3.	To consider such other business as may properly come before the Meeting in accordance with the laws of the British Virgin Islands and the articles of association of the Company, and any adjournments or postponements thereof.

RECORD DATE:	You are entitled to vote at the Meeting, or any adjournment, if you were a holder of Class A ordinary shares at 9:00 p.m. (BST) on September 25, 2026.

VOTING BY PROXY:

To ensure your shares are voted, you may vote your shares over the Internet, by telephone or by completing, signing and mailing the enclosed proxy card. Voting procedures are described on the following page and on the proxy card.

Please refer to the proxy card which is attached to and forms part of this notice. The proxy statement is also available for viewing on the Investor Relations section of our website at https://investors.we.shop/news-and-events/event-calendar and on the U.S. Securities and Exchange Commission’s (the “SEC”) website at https://www.sec.gov.

For more information about the Company, including our business, financial condition and results of operations, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 30, 2026 and as may be amended, or the Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 24, 2026 and which contains our unaudited interim financial statements as of and for the six months ended June 30, 2026 as well as a discussion thereof. The Form 20-F and 6-K are available on the Investor Relations section of our website at https://investors.we.shop/financials-filings/sec-filings and on the SEC’s website at https://www.sec.gov.

By order of the Board of Directors,

/s/ John Foley
John Foley
Chairman of the Board

PROXY STATEMENT

WESHOP HOLDINGS LIMITED 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT

THE 2026 ANNUAL GENERAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2026 Annual General Meeting. As a shareholder, you are invited to attend the 2026 Annual General Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2026 Annual General Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the Class A ordinary shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Mr. John Foley and Ms. Maria Weaver have been designated as the Company’s proxies for the 2026 Annual General Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2026 ANNUAL GENERAL MEETING?

There are two proposals that will be voted on at the 2026 Annual General Meeting:

1.	To consider and if thought appropriate re-elect Oana Crisan, Andrew Fearon and Oliver Egerton-Vernon as Class I Directors of the Company, in each case to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2029); and

2.

To re-appoint WithumSmith+Brown PC as our independent registered public accounting firm to hold office from the conclusion of the 2026 Annual General Meeting until the conclusion of the next annual general meeting of the Company.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

1.	“FOR” the re-election of each director named in this Proxy Statement (Proposal No. 1);

2.	“FOR” the re-appointment of WithumSmith+Brown PC as our independent registered public accounting firm to hold office from the conclusion of the 2026 Annual General Meeting until the conclusion of the next annual general meeting of the Company (Proposal No. 2).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2026 ANNUAL GENERAL MEETING?

If any other matters are properly presented for consideration at the 2026 Annual General Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2026 Annual General Meeting to another time or place, the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2026 Annual General Meeting.

WHO CAN VOTE AT THE 2026 ANNUAL GENERAL MEETING?

Only those shareholders of record at 9.00 p.m. (BST) on September 25, 2026, the time and date established by the Board for determining the shareholders entitled to vote at the 2026 Annual General Meeting, are entitled to vote at the 2026 Annual General Meeting.

On September 18, 2026, being the latest practicable date prior to publication of this notice of Annual General Meeting, 11,717,133 Class A ordinary shares had been issued. Holders of Class A ordinary shares are entitled to one vote for each share owned for each matter to be voted on at the 2026 Annual General Meeting. Holders of Class A ordinary shares will vote together as a single class on all proposals to be voted on at the 2026 Annual General Meeting.

A list of the shareholders of record as of September 25, 2026 will be available for inspection at the 2026 Annual General Meeting.

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WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Computershare Inc. The Proxy Materials are sent directly to shareholders of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominees how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2026 Annual General Meeting, but you may not vote these shares in person at the 2026 Annual General Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2026 Annual General Meeting.

HOW DO I VOTE?

If at 9:00 p.m. (BST) on September 25, 2026 you are a shareholder of record of Class A ordinary shares you may vote your shares in advance over the Internet, by telephone or by mail. Shareholders of record entitled to attend and vote at the Meeting are entitled to appoint one or more proxies to attend and vote in their stead. A proxy need not be a shareholder of the Company.

Proxy cards with respect to shares held of record must be received no later than 4:59 a.m. (BST) on October 13, 2026.

If you hold your shares in street name (i.e. your shares are held in a stock brokerage account or by a bank or other nominee), you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

To vote by proxy if you are a shareholder of record:

BY INTERNET

●	Go to the website indicated on your proxy card, or scan the QR code on your proxy card with your smartphone, and follow the instructions, 24 hours a day, seven days a week.

●	You will need the account number and control number included on your proxy card to obtain your records and to create an electronic voting instruction form.

BY TELEPHONE

●	From a touch-tone telephone, dial the telephone number indicated on your proxy card and follow the recorded instructions, 24 hours a day, seven days a week.

●	You will need the account number and control number included on your proxy card in order to vote by telephone.

BY MAIL

●	Mark your selections on the proxy card.

●	Date and sign your name exactly as it appears on your proxy card.

●	Mail the proxy card in the enclosed postage-paid envelope provided to you.

YOUR VOTE IS IMPORTANT TO US. THANK YOU FOR VOTING.

Should you have any questions with respect to voting your shares, please call Computershare to confirm at 1 800 736 3001 (Toll Free) or +1 (781) 575 3100 (International)

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WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the re-election of each director named in this Proxy Statement (Proposal No. 1), and “FOR” the re-appointment of WithumSmith+Brown PC as our independent registered public accounting firm to hold office from the conclusion of the 2026 Annual General Meeting until the conclusion of the next annual general meeting of the Company (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2026 Annual General Meeting.

Beneficial Owners: If you are a beneficial owner whose Class A ordinary shares are held in street name and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that The Nasdaq Stock Market LLC (“Nasdaq”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The item on the 2026 Annual General Meeting agenda that may be considered non-routine is Proposal No. 2 relating to the re-appointment of the independent registered public accounting firm to hold office from the conclusion of the 2026 Annual General Meeting until the conclusion of the next annual general meeting of the Company.

CAN I CHANGE OR REVOKE MY PROXY?

Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

●	sending a written statement to that effect to Computershare, provided such statement is received no later than 4:59 a.m. (BST) on October 13, 2026;

●	submitting a properly signed proxy card, which has a later date than your previous vote, and that is received no later than 4:59 a.m. (BST) on October 13, 2026; or

●	attending the Meeting and voting in person.

If you hold shares in street name, please refer to information from your bank, broker or other nominee on how to revoke or submit new voting instructions.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation, provided that no written statement of such revocation has been received by Computershare before 4:59 a.m. (BST) on October 13, 2026.

WHAT CONSTITUTES A QUORUM; VOTE REQUIREMENTS

We are required to have a quorum of shareholders present to conduct business at the Meeting. The presence in person or by proxy of shareholders holding not less than ten percent (10%) of the votes of the shares entitled to vote on the proposals to be considered at the Meeting constitutes a quorum.

For Proposal No. 1 concerning the re-election of directors, under our articles of association, the election of each nominee for director requires the affirmative vote of a majority of in excess of fifty per cent (50%) of the votes of the Shares entitled to vote thereon in respect of which the Shareholders holding the Shares were present at the meeting in person, or by proxy, and being Shares in respect of which the votes were voted.

For Proposal No. 2, the re-appointment of WithumSmith+Brown PC as our independent registered public accounting firm, we are seeking a resolution of shareholders approved by the affirmative vote of not less than a majority of in excess of fifty per cent (50%) of the votes of the Shares entitled to vote thereon in respect of which the Shareholders holding the Shares were present at the meeting in person, or by proxy, and being Shares in respect of which the votes were voted.

It is important to note that the proposal to re-appoint WithumSmith+Brown PC as our independent registered public accounting firm, to hold office from the conclusion of the 2026 Annual General Meeting until the conclusion of the next annual general meeting of the Company, (Proposal No. 2) is non-binding and advisory. While the re-appointment of WithumSmith+Brown PC as our independent registered public accounting firm is not required by our articles of association or otherwise, if our shareholders fail to approve the selection, we will consider it as notice to the Board and the Audit Committee that it should consider the selection of a different firm, but such vote does not require that the Board and Audit Committee select a different firm if the Board does not consider it advisable or in the interests of the Company to do so.

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An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. Abstentions will be counted in determining whether a quorum has been reached. However, only votes cast for a director will be counted for the purposes of electing a director and, thus, abstentions generally will not affect the outcome of the election. Only votes cast regarding the re-appointment of WithumSmith+Brown PC as our independent registered public accounting firm will be counted and, thus, abstentions generally will not affect the outcome.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2026 Annual General Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner. Broker non-votes will have no effect on the outcome of either proposal.

If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Meeting, but if such persons are present in person or by proxy they must vote as one.

HOW DO I ATTEND AND VOTE AT THE MEETING?

You will be able to attend the Meeting in person. To participate in the Meeting, you will need to review the information included on your proxy card or on the instructions that accompanied your proxy materials.

If attending, we recommend that you give yourself ample time to arrive at the place of the Meeting before the Meeting begins. Shareholders of record and duly appointed proxyholders (including Shareholders who have duly appointed and registered themselves as proxyholders) who participate at the Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are attending the Meeting in person.

If you are a “street name” holder and wish to attend and vote at the Meeting, you MUST obtain a valid legal proxy from your brokerage firm, bank or other intermediary and then register in advance to attend the Meeting. Follow the instructions from your broker, bank or other intermediary included with these materials or contact your broker, bank or other intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other intermediary, you MUST then register to attend the Meeting. To register to attend the Meeting you must submit proof of your proxy power (legal proxy) reflecting your share holdings in the Company along with your name and email address to Computershare. Requests for registration must be labelled as “Legal Proxy” and be received no later than 4:59 a.m. (BST) on October 13, 2026.

You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare as follows:

By E-Mail:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

By Mail:

Computershare

WeShop Holdings Limited Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

Street name holders who have not duly appointed and registered themselves as proxyholder will not be able to attend and vote at the Meeting.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2026 ANNUAL GENERAL MEETING?

Our inspector of election will tabulate and certify the votes. We plan to announce preliminary voting results at the 2026 Annual General Meeting, and we will report the final results in a Report of Foreign Private Issuer on Form 6-K, which we will file with the SEC shortly after the 2026 Annual General Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on December 31.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of the 2025 Annual Report, including consolidated financial statements as of and for the year ended December 31, 2025, the Notice and this Proxy Statement are available on our Company’s website at https://investors.we.shop/. The contents of that website are not a part of this Proxy Statement.

Additional copies of the 2025 Annual Report on Form 20-F are available to shareholders at no charge upon written request. To obtain additional copies of the 2025 Annual Report, please contact us at WeShop.cosec@jtcgroup.com.

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PROPOSAL NO. 1 – RE-ELECTION OF DIRECTORS

Our business and affairs are managed by, or under the direction or supervision of, our board of directors (“Board”). Our Board has all the powers necessary for managing, and for directing and supervising, our business and affairs and may exercise all our company powers and do all such lawful acts and things as are not by applicable law or our amended and restated memorandum and articles of association (“Memorandum and Articles of Association”) required to be exercised or done by our shareholders. Accordingly, our Board has significant discretion (and, regarding the vast majority of management and governance matters, exclusive discretion) in the management and control of our business and affairs.

Our Board currently consists of eight (8) members. Our Memorandum and Articles of Association authorize us to have up to seven (7) directors or such other number of directors as is from time to time fixed by resolution of the board. The Board has authorised an increase in the maximum number of directors permitted on the board to eight (8) directors by written resolution.

Our Board is divided into three (3) classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors”. Pursuant to our Memorandum and Articles of Association, the initial term of office of the Class I Directors shall expire at the Annual General Meeting to be held in 2026; the initial term of office of the Class II Directors shall expire at the Annual General Meeting to be held in 2027; the initial term of office of the Class III Directors shall expire at the Annual General Meeting to be held in 2028. At each Annual General Meeting following the expiration of the initial terms, the successors to the class of Directors whose term then expires shall be elected to hold office for a term of three (3) years (or until their successors have been duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal).

Our incumbent Class I, II and III Directors are divided among the three classes as follows:

●	the Class I Directors are Oana Crisan, Andrew Fearon and Oliver Egerton-Vernon, and their current terms will expire at the Meeting;

●	the Class II Directors are Johnny Hickling and Paul Ellerbeck, and their current terms will expire at the Annual General Meeting to be held in 2027; and

●	the Class III Directors are John Foley, Paul Teasdale and Maria Weaver, and their terms will expire at the Annual General Meeting to be held in 2028.

Action will be taken at the Meeting for the re-election of Oana Crisan, Andrew Fearon and Oliver Egerton-Vernon as Class I Directors.

Unless otherwise instructed, the persons named in the form of proxy card (the “proxyholders”) included with this Proxy Statement intend to vote the proxies held by them “FOR” the re-election of the Class I Director nominees named above. Each of the nominees have indicated that they will be willing and able to serve as directors. If any of these nominees ceases to be a candidate for re-election by the time of the Meeting (a contingency which the Board does not expect to occur), such proxies may be voted by the proxyholders in accordance with the recommendation of the Board.

Elections for Class I, II and III Directors will take place by an affirmative vote of a majority of in excess of fifty per cent (50%) of the votes of the Shares entitled to vote thereon in respect of which the Shareholders holding the Shares were present at the meeting in person, or by proxy, and being Shares in respect of which the votes were voted.

Nominees for Re-election as Class I Directors

The following information describes the experience and qualifications of Oana Crisan, Andrew Fearon and Oliver Egerton-Vernon, each of whom is nominated for re-election:

Oana Crisan has served as a director on our Board since October 2020. Between March 2018 and July 2026, Mrs. Crisan also served as a director on the Board of Garfield-Bennett Trust Company (a regulated corporate services provider based in Jersey). Prior to joining Garfield-Bennett Trust Company in 2016, Mrs. Crisan worked at Coutts & Co Trustees which she joined in 2010. Mrs. Crisan started her career in Brasov, Romania working for both Raiffeisen Bank and Millennium Bank before joining a public authority.

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Oliver Egerton-Vernon has served as a director on our Board since October 2020. Between February 2017 and July 2026, Mr. Egerton-Vernon served as a director on the Board of Garfield-Bennett Trust Company (a regulated corporate services provider based in Jersey) where he practiced since 2013. Mr. Egerton-Vernon is a qualified English Solicitor and between 2009 and 2013 practiced with Mourant Ozannes in Jersey. Prior to this, Mr. Egerton-Vernon qualified and practiced in the City of London with Taylor Wessing. Mr. Egerton-Vernon has been involved in several significant legal cases in Jersey (including attendance at all levels up to the Privy Council) as well as in England and Wales.

Andrew Fearon has served as a director on our Board since October 2020. Mr. Fearon is the joint CEO and founder of Titan Wealth group which he launched in July 2021. The business, which is backed by US private equity Parthenon Capital and Ares Management, offers clients all aspects of wealth management and currently manages more than £38bn of assets both in the UK and internationally. Mr. Fearon also runs a family office with his business partner called Hyperion Equity Partners that specializes in buy and build strategies in fragmented sectors in the UK. Mr. Fearon started his career as a corporate lawyer in London and since 2000 has been involved in several business start-ups and growth capital ventures.

Board Committees

We have the following committees of the Board:

Audit Committee, which, if Mr. Andrew Fearon is re-elected as a Class I Director, will continue to consist of John Foley, Paul Teasdale and Andrew Fearon. Our Board has determined that each member of the audit committee is “independent” as that term is defined in Nasdaq rules and has sufficient knowledge in financial and auditing matters to serve on the audit committee. In addition, our Board has determined that each member of the audit committee meets the heightened independence requirements for audit committees required under Section 10A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related SEC and Nasdaq rules. Our Board has determined that John Foley is an “audit committee financial expert,” as defined under the applicable rules of the SEC.

Compensation Committee, which, if Mr. Andrew Fearon is re-elected as a Class I Director, will continue to consist of John Foley, Paul Teasdale and Andrew Fearon. Paul Teasdale serves as the chairperson of the committee. Our Board has determined that each member of the compensation committee is “independent” as that term is defined in Nasdaq rules. In addition, our Board has determined that each member of the compensation committee meets the heightened independence requirements for compensation committee purposes under Section 10C of the Exchange Act and related SEC and Nasdaq rules.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RE-ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

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PROPOSAL NO. 2 – RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WithumSmith+Brown PC served as our independent registered public accounting firm for the fiscal year ending December 31, 2025. It is proposed that WithumSmith+Brown PC be re-appointed as our independent registered public accounting firm to hold office from the conclusion of the 2026 Annual General Meeting until the conclusion of the next annual general meeting of the Company.

Although re-appointment is not required by our articles of association or otherwise, the Board is submitting the re-appointment of WithumSmith+Brown PC to our shareholders for approval because we value our shareholders’ views on the Company’s independent registered public accounting firm. If the shareholders fail to approve this selection, our Board and Audit Committee will consider the outcome of the vote in determining whether to retain this firm for the fiscal year ending December 31, 2026. Even if the selection is approved, our Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of our Company and shareholders.

The shares represented by your proxy will be voted “FOR” the approval of the re-appointment of WithumSmith+Brown PC unless you specify otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RE-APPOINTMENT OF WITHUMSMITH+BROWN PC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO HOLD OFFICE FROM THE CONCLUSION OF THE 2026 ANNUAL GENERAL MEETING UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

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DOCUMENTS ON DISPLAY

The 2025 Annual Report on Form 20-F filed with the SEC on April 30, 2026 and as may be amended is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the SEC Filings section of the Company’s website at https://investors.we.shop/financials-filings/sec-filings.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfils these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2026 Annual General Meeting. If any other matters properly come before the 2026 Annual General Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2026 Annual General Meeting, we urge you to submit your signed proxy promptly.

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WeShop VOTE

Using a black ink pen, mark your votes with an **X** as shown in this example.
Please do not write outside the designated areas.

2026 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Against	Abstain
01 - Oana Crisan	☐	☐	☐
02 - Andrew Fearon	☐	☐	☐
03 - Oliver Egerton-Vernon	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

C Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.

/ /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1 U P X

04C1AE

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Stockholders.
The material is available at: www.edocumentview.com/WSHP and on the Company's website at https://investors.we.shop/news-and-events/event-calendar.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

Proxy — WeShop Holdings Limited

Notice of 2026 Annual General Meeting of Stockholders

Proxy Solicited by Board of Directors for Annual General Meeting — 16 October, 2026

Appointment of Proxyholder
I/We being a shareholder of the above company hereby authorise John Foley, Maria Weaver, or either of them, each with the power of substitution, or failing them the nominated person named in the box below, to represent and vote with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Stockholders of WeShop Holdings Limited to be held on 16 October, 2026 or at any postponement or adjournment thereof.

Please complete this box only if you wish to appoint a third party proxy other than John Foley and Maria Weaver. Please leave this box blank if you want to select John Foley, Maria Weaver, or either of them.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

1 Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than John Foley and Maria Weaver, please insert the name of your chosen proxy holder in the space provided. If you appoint John Foley, Maria Weaver, or either of them (each with the power of substitution) as your proxy without an indication as to how the proxy shall vote on any particular matter, the person(s) named as proxies will vote "FOR" the re-election of each director named in Proposal No.1 and "FOR" Proposal No.2. If you appoint a chosen proxy other than John Foley and Maria Weaver and return your proxy form without an indication as to how the proxy shall vote on any particular matter, the proxy will exercise their discretion as to whether, and if so how, they vote.